Free Writing Prospectus Registration Statement No. 333-178081 Dated November 8, 2012 Filed Pursuant To Rule 433

                                                                   november 2012

alt-era

An Alternative Investment Strategy

alt-era is a quantitative index developed by Morgan Stanley, designed to deliver similar returns to the aggregate performance of U.S. hedge funds(*):

[]   Aims to generate returns similar to the aggregate hedge fund universe

[]   Avoids direct investment in hedge funds (and associated single manager risk)

[]   The universe of index constituents are both more liquid and transparent than a direct hedge fund investment

alt-era is constructed using observable market instruments. The alt-era index is not a hedge fund and is not linked to any hedge fund or group of hedge funds.
See Risk Considerations on page 3.

(*) As measured by benchmark indices sponsored by Hedge Fund Research, Inc.

SECOND GENERATION—DESIGNED TO TRACK AGGREGATE FUND RETURNS

Why employ this alternative investment strategy?

Hedge funds attract investors because of their potential to deliver absolute returns. But this opportunity comes at a cost: hedge funds can be illiquid, difficult to access and lacking in transparency. Alternative investment strategies like αlt-era aim to deliver similar returns to the overall hedge fund industry, without some of its drawbacks.

SEPARATING ALPHA AND BETA

Most hedge funds aim to generate alpha. However, as the hedge fund industry has grown and become more commoditized, a high proportion of hedge fund returns can be attributed to taking some form of systematic risk.

This systematic risk can take two forms:

- Traditional beta (e.g., S&P 500, 10y swap rates)
- "Alternative" or "exotic" beta (e.g., FX carry)

Futures or tracker funds can be used to replicate traditional beta. However, it is also theoretically possible to replicate the more systematic component of hedge fund returns and thereby capture a high proportion of the industry's overall return potential. This is the challenge that αlt-era seeks to address.

What makes αlt-era different?

There are many different approaches to strategies designed to deliver similar returns to hedge funds — early models tended to be inflexible, too reliant on historical data or unable to capture the non-linear or diverse nature of hedge fund returns. αlt-era is a second generation model, combining historical analysis of prior hedge fund returns with sophisticated techniques that seek to forecast hedge fund allocation decisions in order to optimize the portfolio allocation and minimize tracking error. The forecast is based upon a comparison of current macro data (e.g., oil price, yield curve) against the period since 2004 with the most similar macroeconomic conditions in an attempt to determine how hedge funds might have reallocated their portfolios in reaction to those conditions. The output is a dynamic, tradeable index.

αlt-era selects from a transparent pool of underlyings, comprising traditional beta instruments and alternative beta strategies. Including alternative beta allows αlt-era to reflect the diverse nature of hedge fund investments. The underlyings consist of exchange-traded funds, covering such asset classes as equity, bonds, commodities, foreign exchange and volatility.

αlt-era generates sub-strategy portfolios corresponding to four generic hedge fund classes: Equity Hedge, Relative Value, Event-Driven and Macro. It is designed to deliver similar returns to each of the four sub-strategy portfolios*. These are aggregated to form the αlt-era Index. By addressing these strategies separately, from a limited pool of instruments, the model aims to reduce tracking error versus the overall hedge fund universe.

The αlt-era Index is calculated independently by Standard & Poor's.

* As measured by benchmark indices sponsored by Hedge Fund Research, Inc.

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

ALTERA: AN ALTERNATIVE INVESTMENT STRATEGY 1

second generation -- designed to track aggregate fund returns

[GRAPHIC OMITTED]

INDEX MECHANICS

Morgan Stanley, as Index Sponsor, uses a proprietary optimization and forecasting model to generate the constituents of the alt-era Index on a monthly basis. Index levels are calculated daily by Standard and Poor's.

Create Sub-Strategy Portfolio

Creates notional portfolios corresponding to four generic hedge fund classes:
Equity Hedge, Macro, Event Driven and Relative Value.

Select Underlyings

Selects relevant underlyings for each sub-strategy. These can include:

[]   Traditional beta instruments

[]   Alternative beta strategy instruments

allocate the portfolio

[]   Uses historical data to determine the portfolios that would have delivered similar returns to the relevant class of hedge fund), for a range of historical scenarios

[]   Applies constraints (e.g., turnover and maximum number of underlyings)

introduce Forecasts to generate portfolio

[]   The model takes into account both historical portfolios and current macro data (e.g., oil price, yield curve), to determine the portfolio for current market conditions

CREATE INDEX

[]   Weights and aggregates the sub-strategy portfolios to create the alt-era
     Index, including by applying the risk constraints

[]   Weightings aim to reflect the representation of each sub-strategy in the broad hedge fund universe

REBALANCE REGULARLY

[]   Selects underlyings on a quarterly basis

[]   Rebalances sub-strategy portfolios and alt-era index monthly

This description is intended as a brief introduction only.
[GRAPHIC OMITTED]

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.
The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

2 Morgan Stanley

                   second generation -- designed to track aggregate fund returns

IMPLEMENTING ALT-ERA

alt-era can be used to implement a long-term alternative investment strategy or as a shorter-term solution.

index Facts

NAME: alt-era Index

INDEX SPONSOR: morgan Stanley and Co. International plc

CURRENCY: usd

NUMBER OF CONSTITUENTS:  Dynamic, from the specified pool of underlyings

INDEX LIVE DATE: 5 may 2008

BLOOMBERG TICKER: ALTERAQI Index

CALCULATION AGENT: Standard and Poor's

INDEX CALCULATION: Daily

REBALANCING: monthly

RISK CONSIDERATIONS

An investment linked to the alt-era index ("alt-era" or the "Index") has significant risks. Please refer to the summary of risk considerations listed below and the applicable offering documents for a complete description of risk considerations, disclosures and other important information relating to such an investment. Each investor will be solely responsible and must have sufficient knowledge, experience and professional advice to make its own evaluation of the merits and risks of any investment in respect of alt-era.

INDEX PERFORMANCE: The level of the Index can go down, possibly significantly, and the performance of the Index in any future period may not mirror its past performance. Any investment linked or related to the Index may not necessarily be the same as an investment in the constituents of that Index at that time.

LIMITED TRACK RECORD: alt-era has a limited operating history and the retrospective historical performance prior to the establishment of the Index must be considered illustrative only. Index performance prior to the Index
Inception Date has been calculated retrospectively by the Index Sponsor on a hypothetical basis using the published alt-era methodology. Prospective investors should be aware that a retrospective calculation of an index means that no actual investment which allowed a tracking of the performance of an index existed at any time during the period of the retrospective calculation and that as a result the comparison is purely hypothetical. The methodology and the strategy used for the retrospective calculation have been developed with the advantage of hindsight. The retrospective historical performance may not reflect future performance, and no assurance can be given as to the level of alt-era at any time. In addition, any investment in alt-era may involve greater risk than an investment in an index with a proven track record.

STRATEGY RISK: The alt-era methodology is designed to track the performance of the broad hedge fund universe. However, there can be no assurance that the alt-era Index will successfully deliver performance that is comparable with the performance of hedge funds. Individual hedge funds may perform better or worse than such returns based on, among other things, the skill of their particular manager. There will be no active management of alt-era and so the Index has no ability to enhance returns beyond those produced by alt-era calculated in accordance with its methodology. In addition, hedge funds often adjust

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.
The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

                                    AlterA: An AlternAtIve InveStment StrAtegy 3

second generation -- designed to track aggregate fund returns their investments rapidly in view of market, political, financial or other factors, whereas alt-era only adjusts its composition and weightings on a quarterly and monthly basis. alt-era's methodology for portfolio allocation may not achieve its goal of determining how hedge funds might have reallocated their portfolios in response to certain conditions. There may be insufficient historical data for alt-era to have a similar enough data set. In addition, past allocation decisions by hedge funds may not match current or future allocation decisions. The alt-era strategy is high risk and is only appropriate for investors who are sophisticated and can bear the loss of their capital.

FEES: The Index levels incorporate a fee of 0.96% per annum.

NO ACTIVE MANAGEMENT: alt-era is quantitative and is not actively managed by
Morgan Stanley and Co. International plc or its affiliates or any third party.
Morgan Stanley is not acting as a fiduciary for, or an advisor to, any investor or third party in respect of alt-era. unDerlying inStrumentS: alt-era replicates a varied notional portfolio of underlying instruments across a range of asset classes. Prospective investors should be experienced with respect to, and able to evaluate the risk (either alone or with the help of a financial advisor) of transactions in investments with a value derived from a range of instruments across multiple asset classes, including trading strategies employing derivatives. The selection and weighting of the underlying instruments on a monthly basis can vary significantly. alt-era can take net long or short positions in the underlying instruments and is therefore not market neutral.

Such underlying instruments may experience adverse performance that may impact negatively the overall performance of alt-era (in absolute terms or relative to hedge fund returns in general). Given the complexity of certain proprietary models, which use financial and macro data to determine the selection and weighting of the underlying instruments, it may not be possible to derive the composition of alt-era from the performance of the underlying instruments.

USE OF LEVERAGE AND SHORT POSITIONS: alt-era may use leveraged or short positions on its underlying components. Leverage will magnify the impact of adverse performance of the underlying components.

PROPRIETARY METHODOLOGY: Certain elements of the alt-era methodology (including the methodology of the optimization and forecasting tools) are proprietary to
Morgan Stanley.

CURRENCY RISK: An investment in alt-era may also involve currency exchange risk between the Index currency (USD) and the currencies of its underlying components.

USE OF THIRD PARTY INFORMATION: The alt-era methodology relies on information obtained from various publicly available sources. Morgan Stanley does not make any representation or warranty as to the accuracy or correctness of the information extracted from such sources and will not independently verify such information.

CONFLICTS OF INTEREST: Morgan Stanley and its affiliates may: (i) engage in transactions involving the Index or its underlying instruments for their proprietary accounts and/or for accounts of their clients; (ii) act as market-maker in such instruments and/ or be providing underwriting, banking, advisory or other services to the issuers of such instruments; (iii) act in other capacities, such as the issuer of investments, advisor thereof, calculation agent and/or index sponsor; (iii) issue derivative instruments in respect of such investments and/or the underlying instruments; and/or (iv) in its role in relation to financial products linked the Index, enter into/unwind hedging transactions in respect of the underlying instruments. Such activities may not be for the benefit of the holders of financial products linked to the
Index and may have a positive or negative effect on the value of the underlying instruments and consequently on the value of the Index (and any financial product linked to the Index). Such activities may also present conflicts of interest which may affect the level of the Index.

Morgan Stanley and Co. International plc as Index Sponsor retains the final discretion as to the manner in which alt-era is calculated and constructed. The alt-era methodology may change without prior notice and such changes may affect the value of alt-era.

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.
The information contained herein does not constitute advice. Morgan Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

4 Morgan Stanley

                   second generation -- designed to track aggregate fund returns

This material was not prepared by the Morgan Stanley research department.
Please refer to important information and qualifications at the end of this material. The information contained herein does not constitute advice. Morgan
Stanley is not acting as your advisor (municipal, financial, or otherwise) and is not acting in a fiduciary capacity.

                                    AlterA: An AlternAtIve InveStment StrAtegy 5

IMPORTANT INFORMATION

Morgan Stanley has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for any offering to which this material relates. Before you invest, you should read the prospectus in that registration statement, the applicable pricing supplement, prospectus supplement and other documents Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and that offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus if you request it by calling toll-free
1-800-584-6837, or you may request a copy from any other dealer participating in the offering.

This information has been prepared solely for information purposes. This communication is a marketing communication; it is not a product of Morgan
Stanley's Research Department and should not be regarded as a research recommendation. Unless indicated, these views are the author's and may differ from those of Morgan Stanley research analysts or others in the Firm. Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation.

"HFR" and "Hedge Fund Research" are trademarks of Hedge Fund Research, Inc.
These trademarks and data sourced from the Hedge Fund Research Inc. database have been licensed for use by Morgan Stanley. Any index referred to herein is the intellectual property (including registered trademarks) of the applicable licensor. Any product based on an index is in no way sponsored, endorsed, sold or promoted by the applicable licensor and it shall not have any liability with respect thereto."

Certain assumptions may have been made in the analysis that resulted in any information and returns/results detailed herein. No representation is made that any returns/results indicated would be achieved or that all assumptions in achieving these returns/results have been considered. Past performance is not necessarily indicative of future results. All prices or values are indicative only, and may vary significantly from executable prices or from prices obtained from elsewhere. Any investment decision should be made only based on the terms of the base prospectus and final terms for the product (if any) (the "Offering
Documents"), the terms of which will supersede the terms herein. This information is directed at sophisticated prospective investors in order to assist them in determining whether they have an interest in an investment linked to the index described herein. In the UK it is directed only to those persons who are eligible counterparties or professional clients and must not be acted on or relied upon by retail clients (each as defined in the UK Financial Services
Authority's rules). No public offering of the product, or possession or distribution of any offering material in relation thereto, is permitted in any jurisdiction unless in compliance with all applicable laws, regulations, codes, directives, orders and/or regulatory requirements, rules and guidance in force from time to time including, for the avoidance of doubt, the EU Prospectus
Directive (2003/71/EC) and any implementing measures. The interests of Morgan
Stanley may conflict with the interests of the investors in respect of any matter requiring its consent and Morgan Stanley will not be required to consider the interests of the investors in exercising such rights. Morgan Stanley does not give investment, tax, accounting, legal, regulatory or other advice and nothing in this communication should be viewed as such; prospective investors should consult their own professional advisors.

The alt-era Index is the exclusive intellectual property of Morgan Stanley, which has contracted with Standard and Poor's ("SandP") to maintain and calculate the index. SandP shall have no liability for any errors or omissions in calculating the index. Any index referred to herein is the intellectual property (including registered trademarks) of the applicable licensor. Any product based on an index is in no way sponsored, endorsed, sold or promoted by the applicable licensor and it shall not have any liability with respect thereto.

Morgan Stanley and Co. International PLC
20 Bank Street
Canary Wharf
London E14 4AD

[C] 2012 Morgan Stanley LN CS 7315059 09/12